

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 3, 2010

<u>Via Facsimile (216) 479-8780 and U.S. Mail</u>
Mr. Jonathan Lamb
Biwater House
Station Approach
Dorking
Surrey, RH4 1TZ
United Kingdom

> **Re:** **Cascal N.V.**
> **Schedule 14D-9**
> **Amendment No. 1 to Schedule 14D-9**
> **Filed June 1, 2010**
> **File No.: 5-84491**

Dear Mr. Lamb:

We have limited our review of the above referenced filings to those issues we have addressed in our comments. Where indicated, we think you should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14D-9</u>

<u>Reasons for the Board's Recommendations</u>

1. Your disclosure references the Board of Directors' commitment to pursuing alternative transactions, receipt of indications of interest after the commencement

of the Offer, as well as the difficulty the company has in pursuing alternative transactions if the Offer is successful. Please revise your disclosure to clarify whether the indications of interest you have received are contingent on the Offer failing.

2. Please see our comment above. Please disclose the range of defensive actions the Company's Board is considering and whether any potential third party indications of interests are contingent on the Company taking specified defensive steps to prevent the Offer's success. Additionally, please disclose the basis for the Board's belief that such alternatives are viable alternatives under applicable governing law and/or instruments of the Company.

3. Please disclose the range of strategic alternatives the Board continues to explore, why the Board believes such alternatives could maximize stockholder value beyond the price being offered to shareholders in the current Offer, and the basis for any such belief.

4. Please disclose whether the Company's financial advisor considered the indication of interest received by the third party after commencement of the Offer or any other indications of interests received in its review of the inadequacy of the offer consideration.

5. We note that Messrs. Magor and White recused themselves from voting on the recommendation. Please supplementally tell us whether Messrs. Magor and White were present at any other meetings of the Board in which alternative transactions were discussed and/or present when the Board discussed possible defensive actions it may take in response to the Sembcorp offer.

6. Your disclosure recommends shareholders register their shares in their own name in order to frustrate Sempcorp's plan to deregister securities under Section 12 of the Exchange Act of 1934. Please revise to clarify for shareholders the steps and costs associated with such action. Also, please clarify there can be no assurance that any such action by shareholders would result in Cascal shareholders successfully preventing Sembcorp from effecting its deregistration plans.

7. We note disclosure under this heading that outlines the potential conflict of interest that Messrs. Magor and White and Biwater and its affiliates may have in light of the Sembcorp offer. Please supplementally advise us of each meeting in which Messrs. Magor and White were present involving negotiations leading up to the Sembcorp offer. Tell us the role, if any, that Messrs. Magor and White played in the initiation of negotiations by or on behalf of Biwater and/or Sembcorp and in furtherance of negotiations. For example, supplementally advise us of whether Messrs. Magor and White determined the level of access Sembcorp

was granted to the company and its management during November 2009 to March 2010 and if so, whether the level of access granted was typical or atypical.

8. Notwithstanding the absence of a specific item requirement in the Schedule 14D-9, advise us of whether consideration has been given to summarizing your discussions with Janney Montgomery Scott LLC in greater detail and attaching any written analyses or presentation materials used in issuing its advisory services to the Board. Refer to Item 8 of Schedule 14D-9 and Item 1011(b) of Regulation M-A.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via facsimile):   David Zagore, Esq.
                        Squire, Sanders, Dempsey LLP